As confidentially submitted to the Securities and Exchange Commission on April 3, 2026
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CapsoVision, Inc.
(Exact name of registrant as specified in its charter)

Delaware	3845	20-3369494
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
18805 Cox Avenue, Suite 250
Saratoga, CA 95070
+1-408-624-1488
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kang-Huai (Johnny) Wang
President and Chief Executive Officer
18805 Cox Avenue, Suite 250
Saratoga, CA 95070
+1-408-624-1488
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Portia Ku, Esq. O’Melveny & Myers LLP JC Plaza, 12th Floor 1225 Nanjing Road West Shanghai 200040 +86-21-2307-7000	Vincent Lin, Esq. O’Melveny & Myers LLP JC Plaza, 12th Floor 1225 Nanjing Road West Shanghai 200040 +86-21-2307-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion Dated [ ], 2026
PRELIMINARY PROSPECTUS
2,867,089 Shares
CapsoVision, Inc.
2,867,089 Shares of Common Stock

This prospectus relates to the resale by the selling stockholders named in this prospectus from time to time of up to 2,867,089 shares (the “PIPE Shares”) of our common stock, par value $0.001 per share (“common stock”), that were issued in a private placement (the “Private Placement”) pursuant to that certain Securities Purchase Agreement, dated as of March 16, 2026, by and among us and the several purchasers named therein (the “Securities Purchase Agreement”).
The PIPE Shares were issued in reliance upon the exemptions from the registration requirements in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. Each purchaser represented that he/she/it was an “accredited investor” (as defined by Rule 501 under the Securities Act). We are registering the PIPE Shares to allow the selling stockholders named herein to, from time to time, offer and sell or otherwise dispose of the shares of our common stock covered by this prospectus.
We are registering the resale of the PIPE Shares as required by the Registration Rights Agreement, dated March 16, 2026, by and among the Company and investors named therein (the “Registration Rights Agreement”). The selling stockholders will receive all of the proceeds from any sales of the shares offered hereby. We will not receive any of the proceeds, but we will incur expenses in connection with the offering.
Our registration of the shares of common stock covered by this prospectus does not mean that the selling stockholders will offer or sell any of such shares of common stock. The selling stockholders named in this prospectus, or their donees, pledgees, transferees or other successors-in-interest, may resell the shares of common stock covered by this prospectus through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. For additional information on the possible methods of sale that may be used by the selling stockholders, you should refer to the section of this prospectus entitled “Plan of Distribution.”
Any shares of common stock subject to resale hereunder will have been issued by us and acquired by the selling stockholders prior to any resale of such shares pursuant to this prospectus.
No underwriter or other person has been engaged to facilitate the sale of the common stock in this offering. We will bear all costs, expenses and fees in connection with the registration of the common stock. The selling stockholders will bear all commissions and discounts, if any, attributable to their respective sales of our common stock.
Our common stock is listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “CV.” On March [25], 2026, the last reported sales price for our common stock was $[8.27] per share.
Investment in our common stock involves risk. See “Risk Factors” beginning on page 10 of this prospectus and in any applicable prospectus supplement and in our periodic reports filed from time to time with the Securities and Exchange Commission, which are incorporated by reference in this prospectus and any applicable prospectus supplement. You should carefully read this prospectus, any applicable prospectus supplement, together with the documents we incorporate by reference, before you invest in our common stock.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or the accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is                    , 2026.

i

ABOUT THIS PROSPECTUS
This prospectus relates to the resale by the Selling Stockholders identified in this prospectus under the caption “Selling Stockholders,” from time to time, of an aggregate of 2,867,089 shares of common stock. We are not selling any shares of common stock under this prospectus, and we will not receive any proceeds from the sale of shares of common stock offered hereby by the Selling Stockholders.
As permitted by the rules and regulations of the Securities and Exchange Commission, the registration statement filed by us includes additional information not contained in this prospectus. You should rely only on the information provided in this prospectus, including any information incorporated by reference. We have not authorized anyone to provide you with any other information and we take no responsibility for, and can provide no assurances as to the reliability of, any other information that others may give you. The information contained in this prospectus speaks only as of the date set forth on the cover page and may not reflect subsequent changes in our business, financial condition, results of operations and prospects.
We are not, and the Selling Stockholders are not, making offers to sell these securities in any jurisdiction in which an offer or solicitation is not authorized or permitted or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation. You should read this prospectus, including any information incorporated by reference, in its entirety before making an investment decision. You should also read and consider the information in the documents to which we have referred you in the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and documents incorporated herein by reference, together with other statements and information publicly disseminated by us, contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are subject to risks and uncertainties. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us, and intend for such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and include this statement for purposes of complying with these safe harbor provisions.
Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this document and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this document and other statements made from time to time by us or our representatives might not occur.
While we believe we have identified material risks, these risks and uncertainties are not exhaustive. Other sections of this prospectus describe additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations, and we do not intend to do so.
Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
•our expectations regarding the acceptance of our products by patients and doctors;
•our expectations regarding the potential market size for our current CapsoCam Plus capsule and CapsoCam Colon (once FDA cleared) and those markets that we may pursue;
•our plans to increase small bowel capsule sales following recent 510(k) clearance for pediatric use and telehealth supervision and related products currently under development;
•our expected receipt of and related timing for FDA 510(k) clearance of our CapsoCam Colon and related sales;
•our plans and efforts to expand into new indications in terms of new GI pathologies and expanded patient populations;

•our plans and efforts to introduce enhancements and improvements to our products and technologies, including the AI capabilities incorporated into our products;
•our commercialization capabilities and strategies, including our plans to increase revenues and sales capabilities in and outside the United States (the “U.S.”);
•the implementation of our strategic plan for our business and products and technology;
•our relationships with, and capabilities of, our assembly manufacturers and component suppliers;
•the protection of our intellectual property (including our AI capabilities) including through patents and trade secret protections;
•the expected performance of our products;
•our ability to manage our growth;
•our expectations regarding the time during which we will be an emerging growth company under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) or smaller reporting company under U.S. securities laws;
•estimates of our expenses, future revenue, capital requirements, our needs for additional financing, and our ability to obtain additional capital;
•our ability to continue as a going concern; and
•our future financial performance.
The information appearing in this prospectus is accurate only as of the date on the front of the document and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus, or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates. Because the risk factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All written or oral forward-looking statements attributable to us or any person acting on our behalf made after the date of this prospectus are expressly qualified in their entirety by the risk factors and cautionary statements contained in and incorporated by reference into this prospectus. Unless legally required, we do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

PROSPECTUS SUMMARY
This summary provides an overview of selected information contained elsewhere or incorporated by reference in this prospectus and does not contain all of the information you should consider before investing in our securities. You should carefully read the prospectus, any related free writing prospectus, the information incorporated by reference and the registration statement of which this prospectus is a part in their entirety before investing in our securities, including the information discussed under “Risk Factors” in this prospectus, the applicable prospectus supplement, any free writing prospectus and the documents incorporated by reference herein and our financial statements and related notes that are incorporated by reference in this prospectus. In this prospectus, unless the context indicates otherwise, “CapsoVision,” the “Company,” the “registrant,” “we,” “us,” “our,” or “ours” refer to CapsoVision, Inc.
Overview
We are a global commercial-stage medical technology company focused on creating diagnostic and screening products to identify abnormalities of the GI tract. We develop advanced imaging and AI technologies in creating such products while maximizing the flexibility, convenience, profitability, and safety of patient care. We are a Delaware company, incorporated in 2005. Our corporate headquarters is located in Saratoga, California.
Currently, our GI-tract capsule endoscopy solution comprises our single-use CapsoCam capsule and the associated software, CapsoCloud and CapsoView. The CapsoCam capsule, with its panoramic view, acquires and stores video images in onboard memory while moving through the GI tract and the software component allows healthcare providers to view the video retrieved from the capsule by either streaming it from the cloud, where it is securely stored, anywhere at their convenience using our CapsoCloud software or downloading data from the capsule themselves and reviewing it in our CapsoView software. Our first U.S. Food and Drug Administration (“FDA”) cleared capsule endoscopy is our small bowel capsule (the current generation of which we refer to as CapsoCam Plus), for which we received a CE Mark in 2011 and began commercial sales in Europe in 2012, subsequent to which we received 510(k) clearance in 2016 and began commercial sales in the U.S. in 2017. CapsoCam Plus is classified as a Class II device and is used to visualize the small bowel mucosa to detect abnormalities of the small bowel in adults and children aged 2 years and above. As of December 31, 2025, our CapsoCam Plus has been used in more than 161,000 patients. For the years ended December 31, 2024 and 2025, we generated approximately $11.8 million and $13.6 million, respectively, in revenue from sales of CapsoCam Plus, an increase of approximately 15% over the prior year. Our revenue has increased in each year since we began U.S. direct sales in 2020, primarily driven by an increase in the number of CapsoCam Plus capsules sold. We are in the process of updating CapsoCam Plus to add our self-developed AI assisted pathology detection technology. We made related FDA 510(k) submission in December 2025 and are targeting related EU submission in the second quarter of 2026. We anticipate to obtain FDA clearance of the updated capsule by the middle of 2026 and EU clearance in the third quarter of 2026, with commercialization in U.S. and EU shortly thereafter. Our AI assisted pathology detection tools detect and highlight suspected abnormalities for a clinician, reducing their time to review a capsule video and making capsule endoscopy more financially attractive to their practice.
Building upon the commercial success and the existing design of our CapsoCam Plus capsule, we developed our next pipeline capsule endoscope, CapsoCam Colon. Our CapsoCam Colon capsule (i) leverages CapsoCam Plus’s existing capsule design with its panoramic view and (ii) incorporates both our self-developed AI to automatically detect polyps in the video and our polyp-size measurement tool enabled by a 3D sensor in the capsule (polyp size being highly correlated with a polyp’s risk of becoming cancer). We submitted the 510(k) application for our first generation CapsoCam Colon capsule to the FDA in June 2025 and received responses from the FDA in September 2025. During our meeting with the FDA in December 2025, the FDA raised inquiries on topics including panoramic image processing methodology, and the proposed study design, sample size and primary endpoint for an extended study. Based on our communications with the FDA, we have decided not to further pursue the first generation CapsoCam Colon capsule submission and approval, and to prioritize our resources for the development of our second generation CapsoCam Colon capsule, featuring improved imaging quality and increased field of review with use of AI and better lenses. We also expanded a second arm pivotal study to enroll approximately 800 patients at up to 20 sites in the U.S. in preparation for submitting a new 510(k) application for the second generation CapsoCam Colon capsule. As of the date of this prospectus, over 500 patients have been enrolled for the second arm pivotal study. We currently expect to submit the 510(k) application for the second generation CapsoCam Colon capsule to the FDA in the third quarter of 2026. The CapsoCam Colon would be classified as a Class II device. Additionally, we intend to seek EU approval and commercialization for the second generation CapsoCam Colon capsule shortly after the FDA clearance. There is no guarantee that the clinical results of any of our clinical trials will demonstrate the requisite performance needed to meet applicable regulatory requirements in order to obtain FDA clearance. Further, FDA review of our 510(k) submissions may be delayed and we may not receive 510(k) clearances from the FDA on a timely basis or at all.
We currently sell CapsoCam Plus capsules in the U.S. to our customers, which primarily include gastroenterologists practicing in clinics and/or hospitals, primarily through our in-house sales team. Outside the U.S., we sell CapsoCam Plus through a combination of our in-house sales team and qualified distributors. In 2025 and 2024, international sales accounted for 21% and 23% of total revenue.
We believe that our GI-tract capsule endoscopy solution is positioned to benefit from (i) our existing sales and marketing structure (with our in-house sales team and marketing team targeting sales of our various approved GI tract diagnostic products to the same target customer base), (ii) technological advancements (including improvements to our proprietary AI and other technologies and third-party supplier improvements in optics and storage capacity) and (iii) increased telemedicine adoption (following FDA clearance in December 2024 of remote ingestion of our CapsoCam Plus). We also believe our solution can be adapted to address new GI indications. Potential new medical indications include esophageal medical conditions (such as esophageal varices and Barrett’s esophagus) and pancreatic cancer. We plan to (i) commence feasibility studies of CapsoCam’s accuracy in detecting abnormalities indicative of cancerous and precancerous pancreatic neoplasia (abnormal cell growth) in the second quarter of 2026 and (ii) commence clinical studies of CapsoCam’s accuracy in screening esophageal varices (i.e. enlarged blood veins in the esophagus) in cirrhotic patients with portal hypertension in the first half of 2027, in each case, subject to timely availability of sufficient funding and liquidity and/or potential adjustment of our clinical development priorities. In connection with our efforts to address pancreatic cancer, we submitted an FDA “Breakthrough Device Designation” for our capsule endoscopy solution on November 6, 2025. A response from FDA in January 2026 determined that the CapsoCam UGI, our capsule endoscopy system for use in early-stage pancreatic cancer detection, does allow for visualization of the papilla and its abnormalities, for both pre-cancerous and cancerous lesions. Due to the fact that the device does not specifically define diagnostic criteria, the application was not approved. The Company expects to resubmit the Breakthrough Device Designation application following the study, when additional data is available. The breakthrough designation is a part of the on-going project, potentially supplementing the regulatory pathway and approval for early pancreas cancer detection.
CapsoCam Plus
Diseases of the small bowel include obscure GI bleeding, chronic iron-deficiency anemia, Crohn’s disease, tumors, and polyposis. Capsule endoscopy is the first-line modality for imaging the mucosa of the small bowel including the pathologies characterizing these diseases. Various methods of enteroscopy for reaching the entirety of the small bowel, which is approximately 20 feet long, are invasive, time consuming, and require a high level of skill from the operator of the endoscope. Enteroscopy is still required for biopsy or to provide certain therapies, but for diagnostic visualization, capsule endoscopy is preferred for its simplicity, non-invasiveness, and relatively low cost. Competitor capsule endoscopy systems that are currently available in the market consist of capsules with end-view systems, which provide only limited “tunnel” or partial “wall” views of the small bowel, and wired data recorders worn on the body, which incur an upfront capital expense and clinical workflow complications for providers and discomfort and multiple clinical visits for patients.
We believe our CapsoCam Plus is a superior capsule endoscopy system, both in how it captures and presents images of the GI tract and the clinical workflow and patient experience that it enables. Our CapsoCam captures a full 360° panoramic video, providing a complete view of the GI mucosa—unobstructed by folds and with complete coverage of the bending intestine’s inner curvature, ultimately resulting in superior diagnostic yield. This was demonstrated by a large, single center retrospective study comparing the clinical performance of the CapsoCam system to competitor systems between 2012 and 2018. The same study also noted CapsoCam’s operational benefits, which included, greater lesion detection, 60% better visualization of the papilla, higher exam completion rates of 97% and less lost data. In particular, our CapsoCam is a zero-capex “wire-free” data collection solution for providers as it stores the entire video in onboard memory. Following retrieval, our cloud-based platform, CapsoCloud, gives providers in the U.S. the ability to remotely access data from the cloud and stream in vivo videos anywhere at their convenience. Outside of the U.S., providers review procedure videos using CapsoView software (primarily due to foreign data privacy and access regulations).
For the use of AI in our CapsoCam Plus capsule, we made 510(k) submission in December 2025 and are targeting making EU submission in the second quarter of 2026. We anticipate to obtain FDA clearance by the middle of 2026 and EU clearance in the third quarter of 2026. Also, we are currently developing a capsule delivery device with full commercialization expected in the fourth quarter of 2026, and a patency capsule (for verifying a capsule endoscope can pass through the bowel without retention prior to an exam) with tentative FDA 510(k) submission planned by the end of the second quarter of 2026. Our 510(k) submissions and FDA review thereof may be delayed and we may not receive 510(k) clearances from the FDA on a timely basis or at all. The recent indication for children aged 2 years and above and the delivery device should enable faster penetration of the pediatric market. Of the patients who are unable to swallow a capsule, many are children. Patency capsules are used primarily with Crohn’s disease patients to verify that a capsule endoscope can pass through the GI tract without retention at a stricture, a narrowing of the small bowel which can result from inflammation and scarring associated with Crohn’s disease. The patency capsule is the same diameter as a capsule endoscope such that if it passes without delay, the CapsoCam is also likely to pass without retention (but will dissolve if retained). The global capsule endoscopy market for the small bowel is forecasted to reach approximately $335 million in 2030. The U.S. capsule endoscopy market for the small bowel is forecasted to reach approximately $126 million in 2030.
CapsoCam Colon
A colon polyp is a clump of cells that forms on the lining of the colon. Most colon polyps are harmless, but, over time, some colon polyps develop into CRC. The size of a polyp is highly correlated with its risk of becoming cancerous. Currently, optical colonoscopy, accompanied by polypectomy and biopsy, is considered the gold-standard for the detection of colorectal polyps and cancers. Colon capsule endoscopy provides non-invasive visualization of the entire colon from the cecum to the rectum, and it has demonstrated good sensitivity and specificity for the detection of colon polyps. It is intended to be used for (a) patients after an incomplete optical colonoscopy with adequate preparation and a complete evaluation of the colon was not technically possible and (b) patients with evidence of GI bleeding of lower GI origin with major risks for colonoscopy or moderate sedation, but who can tolerate colonoscopy and moderate sedation in the event a clinically significant colon abnormality is identified on capsule endoscopy. Currently, only two competitive products are available in the market for these indications–only one of which, Medtronic’s PillCam COLON 2, is available in the U.S. These competitor capsules have end-view systems, which provide only limited “tunnel” views of the colon, and wired data recorders worn on the body, which incur an upfront capital expense and clinical workflow complications for providers and discomfort and multiple clinical visits for patients.
We believe our CapsoCam Colon, once FDA cleared, will be a superior capsule endoscopy system, both in how it captures and presents images of the GI tract and the clinical workflow and patient experience that it enables. Our CapsoCam Colon utilizes our self-developed AI for automated polyp detection. AI improves diagnostic yield and provides more consistent accuracy with reduced dependency on the experience level of the physician video reader and their level of fatigue and distraction. Our CapsoCam Colon also incorporates our proprietary 3D-sensing technology to more accurately measure the size of polyps in the GI tract, enabling physicians to more confidently decide that patients with small (e.g., less than 6mm) polyps may forgo a follow-on colonoscopy, increasing the utility of the procedure for healthcare providers and patients alike. Similar to our CapsoCam Plus, our CapsoCam Colon also captures a full 360° panoramic video, is a zero-capex “wire-free” data collection solution for providers and utilizes our cloud-based platform, CapsoCloud, for providers in the U.S. and CapsoView software for providers outside of the U.S. Further, CapsoCam Colon is a panenteric capsule which, when programmed with slightly different operating parameters, can be used to visualize both the small bowel and the colon in one procedure for the evaluation of Crohn’s disease, ulcerative colitis, irritable bowel syndrome and obscure GI bleeding.
Current indications for colon capsule endoscopy are limited to patients with evidence of lower-GI bleeding (such as a positive stool test) for whom the risk of colonoscopy or moderate sedation is significant and for patients who have had an incomplete colonoscopy, with adequate preparation. The global colon capsule endoscopy market is forecasted to reach approximately $311 million in 2030. This estimate only considers current products on the market and does not take into account advanced products currently in development and/or awaiting approval for introduction into the market. We believe that our CapsoCam Colon, once FDA cleared and commercialized, will be a superior capsule endoscopy system that will expand the market for colon capsule endoscopy.
We have established a competitive advantage through multiple strategic initiatives, including investing substantial resources to create our intellectual property portfolio. As of December 31, 2025, we had over 140 issued patents covering multiple aspects of our capsules and technology.
We invest in research and development initiatives that are focused on introducing enhancements and improvements aimed at increasing the value provided by our GI-tract capsule endoscopy solution. Our research and development team includes hardware and software engineers with deep expertise in medical technology, optics, data science, AI, and cloud-based data and security architecture and individuals with extensive clinical development expertise.
Recent Developments
Private Placement
On March 16, 2026, we entered into the Securities Purchase Agreement and the Registration Rights Agreement in connection with a private placement (the “Offering”) with certain sophisticated/accredited investors.
Pursuant to the Securities Purchase Agreement, we agreed to offer and sell in the Offering 2,867,089 shares (the “PIPE Shares”) of our common stock at an offering price of $4.883 per Share.
Our major stockholders, Dr. Eliyahou Harari and Mr. Ching-Hang Shen, participated in the Offering and purchased an aggregate of 2,457,505 Shares.
The Offering closed on March 16, 2026. We received aggregate gross proceeds of approximately $14.0 million from the Offering, before deducting offering expenses payable by us.
Pursuant to the terms of the Registration Rights Agreement, we have agreed to file this registration statement with the SEC on or before June 14, 2026 to register for resale the Shares. We shall use commercially reasonable efforts to cause this registration statement covering the aforementioned securities to be declared effective as promptly as possible after the filing thereof.
Company Information
We were incorporated under the laws of the State of Delaware on August 1, 2005, under the name “Capso Vision, Inc.” and changed our name to CapsoVision, Inc. on May 31, 2016. Our principal executive office is located at 18805 Cox Ave, Suite 250, Saratoga, CA 95070. Our telephone number is (408) 624-1488.
In July 2025, we completed the initial public offering (“IPO”) of our common stock. Our common stock trades on the Nasdaq Capital Market under the symbol “CV”. We use our website at www.capsovision.com to communicate important information about our company, including news releases and financial information. We also make available on our investor relations webpage, free of charge, copies of our Securities and Exchange Commission (“SEC”) filings and submissions, which can be found at the SEC’s website, www.sec.gov, as soon as reasonably practicable after electronically filing or furnishing such documents with the SEC.
Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” under the federal securities laws and, therefore, we may take advantage of certain exemptions from various public company reporting requirements, including:
•a requirement to only have two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis;

•exemption from the auditor attestation requirement on the effectiveness of our internal control over financial reporting;
•election not to adopt new or revised accounting standards until they become effective for private companies;
•reduced disclosure obligations regarding executive compensation; and
•exemptions from the requirements of holding a non-binding advisory stockholder vote on executive compensation and any golden parachute payments.
We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.235 billion in total annual growth revenues, have issued more than $1 billion of non-convertible debt in the past three years, or if we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission (the “SEC”). We may choose to take advantage of some, but not all, of the available benefits available to emerging growth companies. We have taken advantage of some of the reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. In addition, an emerging growth company may delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.
Implications of Being a Smaller Reporting Company
We are a smaller reporting company as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as (i) the market value of our voting and non-voting common stock held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and we are not required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

THE OFFERING
The Selling Stockholders identified in this prospectus are offering on a resale basis an aggregate of 2,867,089 shares of common stock issued to the Selling Stockholders pursuant to the Securities Purchase Agreement, as more fully described below.

Common stock to be offered by the Selling Stockholders	Up to 2,867,089 shares of common stock, all issued in the Private Placement.

Shares of common stock outstanding immediately after this offering	49,838,211 shares of common stock.

Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock by the Selling Stockholders.

Risk Factors
You should read the “Risk Factors” section beginning on page 10 of this prospectus and in the documents incorporated by reference herein for a discussion of factors to consider before deciding to purchase shares of our common stock.

Symbol on the Nasdaq Capital Market	“CV”
The number of shares of common stock to be outstanding after this offering is based on 49,838,211 shares outstanding as of [March 25], 2026. The number of shares of our common stock to be outstanding after this offering does not include:
•168,898 shares of our common stock issuable upon the exercise of outstanding warrants as of [March 25], 2026 with a weighted-average exercise price of $6.25 per share;
•2,129,387 shares of our common stock issuable upon the exercise of outstanding stock options as of [March 25], 2026, with a weighted-average exercise price of $2.18 per share;
•24,270 shares of our common stock issuable upon vesting of outstanding restricted stock units as of [March 25], 2026;
•3,552,561 shares of our common stock reserved for future issuance under our 2025 Equity Incentive Plan (the “2025 Plan”), as well as any future increases in the number of shares of common stock reserved for issuance under the 2025 Plan.

RISK FACTORS
Investing in our securities involves a high degree of risk. In addition to the other information contained in this prospectus and the documents we incorporate by reference, you should carefully consider the risks discussed below and under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and subsequent Quarterly Reports on Form 10-Q as well as any amendment or update to our risk factors reflected in subsequent filings with the SEC, before making a decision about investing in our securities. The risks and uncertainties we have described are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business. If any of these risks occur, our business, financial condition and operating results could be harmed, the trading price of our common stock could decline and you could lose part or all of your investment. Please also read carefully the section below entitled “Cautionary Note Regarding Forward-Looking Statements.”
Risks Relating to Our Common Stock
We are an emerging growth company and a smaller reporting company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies will make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of:
•the last day of the fiscal year during which our total annual revenue equals or exceeds $1.235 billion (subject to adjustment for inflation);
•the last day of the fiscal year following the fifth anniversary of our IPO;
•the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or
•the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.
As a result of our “emerging growth company” status, we may take advantage of exemptions from various reporting requirements that would otherwise be applicable to public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the aggregate amount of gross proceeds to us as a result our IPO is less than $700.0 million and our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company if either (i) the market value of our stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700.0 million.
If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our annual report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation. Investors may find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the market price of our common stock may be adversely affected and more volatile.

We do not intend to pay dividends in the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the market price of our common stock.
We have never declared or paid cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination related to dividend policy will be made at the discretion of our board of directors, subject to applicable laws, and will depend upon, among other factors, our results of operations, prospects, financial condition, contractual restrictions and capital requirements. In addition, our ability to pay cash dividends on our capital stock may be limited by the terms of any future debt or preferred securities we issue or any future credit facilities we enter into.
Accordingly, investors must for the foreseeable future rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.
We may require additional capital to support business growth, and this capital might not be available on terms favorable to us, or at all, and may dilute existing stockholders’ ownership of our common stock.
We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges and opportunities, including the need to develop new products, enhance our existing products, enhance our operating infrastructure, potentially expand internationally, and potentially acquire complementary businesses and technologies. In order to achieve these objectives, we may make future commitments of capital resources. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. In addition, the incurrence of indebtedness would increase our fixed obligations and include covenants or other restrictions that would impede our ability to manage our operations. Further, if additional financing is needed, we may not be able to obtain additional financing on terms favorable to us or at all. Our inability to obtain adequate financing or financing on terms satisfactory to us, when we require it, could significantly limit our ability to continue supporting our business growth and responding to business challenges and opportunities.
Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.
Sales of a substantial number of shares of our common stock in the public market could occur at any time. Lock-up agreements covering approximately 41.1 million pre-IPO shares of our outstanding common stock entered into in connection with our IPO expired in early January 2026 and these shares may now be sold, subject to any applicable volume limitations under federal securities laws, at any time. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market, the market price of our common stock could decline significantly and impair our ability to raise adequate capital through the sale of additional equity or equity-linked securities at a time and price that we deem appropriate. If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market , the trading price of our common stock could decline.
The market price of our common stock may be volatile, which could cause the value of your investment to decline.
The market price of our common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could reduce the market price of our common stock regardless of our operating performance. In addition, our results of operations could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly results of operations, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, data privacy and security-related events, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors, adverse publicity about the medical device industry, or individual scandals, and, in response, the market price of our common stock could decrease significantly.
Stock markets experience extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.
If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.
The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the market price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our results of operations fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.
We or the third parties we depend on may be adversely affected by natural disasters and other catastrophic events, and our business continuity and disaster recovery plans may not adequately protect us from a serious natural disaster or other catastrophic event. Any interruption in our operations or the operations of third parties who supply components or other materials for our products may have a material adverse effect on our business, financial condition, results of operations, and prospects.
Severe weather, natural disasters and other catastrophic events, including pandemics or other public health crises (such as the COVID-19 pandemic), earthquakes, tsunamis, hurricanes, floods, fires, explosions, accidents, power outages, cyber attacks, telecommunications failures, mechanical failures, unscheduled downtimes, civil unrest, strikes, transportation interruptions, unpermitted discharges or releases of toxic or hazardous substances, other environmental risks, wars or other conflicts (including wars in Ukraine and the Middle East), sabotage, terrorist attacks, or other intentional acts of vandalism or misconduct could severely disrupt our operations, or the operations of third parties who manufacture or supply components or other materials for our products, and have a material adverse effect on our business, financial condition, results of operations, and prospects.
If a natural disaster or other catastrophic event occurs that prevents us or third-party suppliers or manufacturers from using all or a significant portion of our or their headquarters or other facilities, that damages critical infrastructure or that otherwise disrupts operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar catastrophic event. The potential impact of any disruption would depend on the nature and extent of the damage caused by a disaster. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business, financial condition, results of operations, and prospects.
In addition, our corporate headquarters and manufacturing facilities are located in Saratoga, California, near major earthquake faults and fire zones. We do not carry earthquake insurance. Furthermore, integral parties in our supply chain are similarly vulnerable to natural disasters or other sudden, unforeseen, and severe adverse events. If such an event were to affect our supply chain, it could have a material adverse effect on our business, financial condition, results of operations, and prospects.

USE OF PROCEEDS
All shares of our common stock offered by this prospectus are being registered for the accounts of the selling stockholders and we will not receive any proceeds from the sale of these shares.

DETERMINATION OF OFFERING PRICE
The prices at which the shares of common stock covered by this prospectus may actually be sold will be determined by the prevailing public market price for shares of our common stock or by negotiations between the Selling Stockholders and buyers of our common stock in private transactions or as otherwise described in “Plan of Distribution.”

DIVIDEND POLICY
We have never declared or paid cash dividends on our capital stock. We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings, if any, will be used for the operation and growth of our business. Any future determination to declare cash dividends would be subject to the discretion of our board of directors and would depend upon various factors, including our results of operations, financial condition and capital requirements, restrictions that may be imposed by applicable law and our contracts and other factors deemed relevant by our board of directors.

SELLING STOCKHOLDERS
The common stock being offered by the Selling Stockholders are those previously issued to the Selling Stockholders pursuant to the Securities Purchase Agreement. For additional information regarding the issuances of those shares of common stock, see “Prospectus Summary—Recent Developments—Private Placement” above. We are registering the shares of common stock in order to permit the Selling Stockholders to offer the shares for resale from time to time.
The table below lists the Selling Stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the Selling Stockholders. The second column lists the number of shares of common stock beneficially owned by each Selling Stockholder, based on its ownership of the shares of common stock, as of March 25, 2026.
The third column lists the shares of common stock being offered by this prospectus by the Selling Stockholders.
In accordance with the terms of the Registration Rights Agreement with the Selling Stockholders, this prospectus generally covers the resale of the number of shares of common stock issued to the Selling Stockholders pursuant to the Securities Purchase Agreement, as described in the section titled “Prospectus Summary—Recent Developments—Private Placement” above. The fourth column assumes the sale of all of the shares offered by the Selling Stockholders pursuant to this prospectus.
The Selling Stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution” for additional information.

Name of Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Prior to Offering(1)	Percentage of Shares Beneficially Owned Prior to Offering(1)(2)	Maximum Number of Shares of Common Stock to be Sold in this Offering	Number of Shares of Common Stock Beneficially Owned After Offering(1)	Percentage of Shares Beneficially Owned After Offering(1)(2)
Ching-Hang Shen(3)	6,400,527	12.84%	2,047,921	4,352,606	8.73%
Eliyahou Harari(4)	5,100,867	10.23%	409,584	4,691,283	9.41%
Wen-Hung Tsai(5)	896,805	1.80%	307,188	589,617	1.18%
JBA GLOBAL FUND SPC - JBA GLOBAL MASTER SP(6)	102,396	0.21%	102,396	—	—%
__________________
*Represents beneficial ownership of less than one percent.
(1)Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to any warrants, options and other convertible securities held by that person that are currently exercisable or exercisable within 60 days (of May 24, 2026) are deemed outstanding. Shares subject to any warrants, options and other convertible securities, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.
(2)Assumes that the Selling Stockholders dispose of all of the shares of common stock covered by this prospectus and do not acquire beneficial ownership of any additional shares. The registration of these shares does not necessarily mean that the Selling Stockholders will sell all or any portion of the shares covered by this prospectus. We cannot advise you as to whether the Selling Stockholders will in fact sell any or all of the shares.
(3)Consists of (i) 2,408,921 shares directly held by Star One Global Capital Limited, a British Virgin Islands company and 100% beneficially owned by Ching-Hang Shen and (ii) 3,991,606 common shares directly held by Ching-Hang Shen. The business address of Mr.Shen and Star One Global Capital Limited is 2F, No. 112, Ln189, Zhongshan N Rd Sec 2 Tamsui Dist New Taipei City, Taiwan.
(4)Consists of (i) 878,448 shares of common stock directly held by Eliyahou Harari; (ii) 3,186,901 shares of common stock held directly by Harari Family Trust; (iii) 517,759 shares of common stock held directly by The Harari 2010 Children Remainder Trust - DAH; and (iv) 517,759 shares of common stock held directly by The Harari 2010 Children Remainder Trust – MH. The business address of Mr. Eliyahou Harari is 225 Charcot, San Jose, California, U.S. / 20238 Hill Ave., Saratoga, CA 95070.
(5)Consists of 896,805 shares of common stock directly held by Wen-Hung Tsai, including 17,518 stock options to acquire within 60 days after March 25, 2026 (i.e. May 24, 2026). The business address of Wen-Hung Tsai is 7F, No. 27, Yenyi Rd., Hsinchu City, Taiwan 30044.
(6)Consists of 102,396 shares of common stock directly held by JBA GLOBAL FUND SPC - JBA GLOBAL MASTER SP. The business address of JBA GLOBAL FUND SPC - JBA GLOBAL MASTER SP is 21/F, CMA Building, No. 64 Connaught Road Central, Hong Kong.

DESCRIPTION OF CAPITAL STOCK
The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries. You should also refer to the amended and restated certificate of incorporation, the amended and restated bylaws, and the amended and restated investors’ rights agreement, which are filed as exhibits to the registration statement of which this prospectus is a part.
General
As of the date of this prospectus, our authorized capital stock will consist of 300,000,000 shares of common stock, par value $0.001 per share.
Common Stock
Outstanding Shares
As of March 25, 2026 we had 49,838,211 shares of common stock outstanding, held of record by 340 stockholders. The actual number of holders is greater than this number and includes stockholders who are beneficial owners, but whose shares are held in “street name” by banks, brokers, and other financial institutions. This number of record holders also does not include stockholders whose shares may be held in trust by other entities.
Voting Rights
Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.
Dividends
Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive ratably any dividends that our board of directors may declare out of funds legally available.
Liquidation
In the event of our liquidation, dissolution, or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.
Rights and Preferences
Holders of our common stock have no preemptive, conversion, or subscription rights, and there are no redemption or sinking-fund provisions applicable to our common stock. The rights, preferences, and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.
Preferred Stock
Under the amended and restated certificate of incorporation, our board of directors have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences, and privileges of the shares of each wholly unissued series and any qualifications, limitations, or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.
Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our Company that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.
Stock Options
As of March 25, 2026, 2,129,387 shares of common stock were issuable upon the exercise of outstanding stock options, at a weighted-average exercise price of $2.18 per share.
Restricted Stock Units
As of March 25, 2026, 24,270 shares of common stock were issuable upon vesting of outstanding restricted stock units.
Warrants
As of March 25, 2026, 168,898 shares of common stock were issuable upon the exercise of outstanding warrants, at a weighted-average exercise price of $6.25 per share
Registration Rights
Certain holders of shares of our common stock identified in our amended and restated investors’ rights agreement, as amended, are entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of our amended and restated investors’ rights agreement, as amended, and are described in additional detail below. The registration of shares of our common stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts, selling commissions, stock transfer taxes, fees and disbursements of more than one special counsel for the holders, and the compensation of regular employees of the company, of the shares registered pursuant to the demand, piggyback, and Form S-3 registrations described below.
The demand, piggyback, and Form S-3 registration rights described below will terminate upon the earliest to occur of (1) the date five years after the consummation of the Company’s IPO or (2) with respect to each stockholder, such time at which Rule 144 of the Securities Act (“Rule 144”) or another similar exemption under the Securities Act is available for the sale of all of such stockholder’s shares without limitation, during a three-month period without registration.
Demand Registration Rights
Investors holding not less than 50% of registrable securities may, on not more than two occasions, request that we register all or a portion of their shares, subject to certain specified exceptions. Such request for registration must cover securities the anticipated aggregate offering price of which is at least $5.0 million.
Piggyback Registration Rights
In the event that we propose to register any of our securities under the Securities Act in another offering, either for our own account or for the account of other security holders, the holders of registrable securities will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to specified conditions and limitations.
S-3 Registration Rights
Any holder or holders of registrable securities may, with respect to not more than two such registrations within any 12-month period, request that we register all or a portion of their shares on Form S-3 if we are qualified to file a registration statement on Form S-3, subject to specified exceptions. Such request for registration on Form S-3 must cover securities with aggregate proceeds, net of underwriting discounts and expenses related to the issuance, which equal or exceed $1.0 million. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.
Anti-Takeover Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Section 203 of the Delaware General Corporation Law
We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:
•before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.
In general, Section 203 defines a “business combination” to include the following:
•any merger or consolidation involving the corporation and the interested stockholder;
•any sale, transfer, pledge, or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and
•the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits by or through the corporation.
In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.
The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Among other things, our amended and restated certificate of incorporation and amended and restated bylaws will:
•permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences, and privileges as they may designate;
•provide that the authorized number of directors may be changed only by resolution of our board of directors;
•provide that our board of directors will be classified into three classes of directors, divided as nearly as equal in number as possible;
•provide that, subject to the rights of any series of preferred stock to elect directors, directors may only be removed for cause, which removal may be effected, subject to any limitation imposed by law, by the holders of at least 66⅔% of the voting power of all of our then-outstanding shares of the capital stock entitled to vote generally at an election of directors;
•provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;
•require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;
•provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing and also specify requirements as to the form and content of a stockholder’s notice;
•provide that special meetings of our stockholders may be called only by our board of directors pursuant to a resolution adopted by a majority of the total number of directors constituting the board, and not by our stockholders; and
•not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.
The amendment of any of these provisions would require approval by the holders of at least 66 2⁄3% of the voting power of all of our then-outstanding common stock.
The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change in control of our Company.
These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in control or management of our Company. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our Company, outweigh the disadvantages of discouraging takeover proposals because negotiation of takeover proposals could result in an improvement of their terms.
Choice of Forum
Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a claim of breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law (the “DGCL”), our amended and restated certificate of incorporation, or our amended and restated bylaws (as either may be amended from time to time); or any action asserting a claim against us that is governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees, or agents and arising under the Securities Act. Nothing in our amended and restated certificate of incorporation or amended and restated bylaws precludes stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.
If any Foreign Action is filed in a court other than a court located within the State of Delaware, in the name of any stockholder, such stockholder shall be deemed to have consented to the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the applicable provisions of our amended and restated certificate of incorporation and having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Although our amended and restated certificate of incorporation will contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.
This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees, or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. In addition, this choice of forum provision may result in increased costs for stockholders to bring a claim. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.
Limitations on Liability and Indemnification
For a discussion of liability and indemnification, see the section titled “Management—Limitations on Liability and Indemnification Matters.”
Listing
Our common stock is listed on Nasdaq under the trading symbol “CV.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 150 Royall Street, Canton, Massachusetts 02021.

PLAN OF DISTRIBUTION
The Selling Stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a Selling Stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.
•distributions to members, partners, stockholders or other equityholders of the Selling Stockholders;
•ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•an exchange distribution in accordance with the rules of the applicable exchange;
•privately negotiated transactions;
•short sales and settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;
•through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;
•a combination of any such methods of sale; and
•any other method permitted pursuant to applicable law.
The Selling Stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus. The Selling Stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the Selling Stockholders for purposes of this prospectus.
In connection with the sale of our common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
The aggregate proceeds to the Selling Stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the Selling Stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. The Selling Stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule, or another available exemption from the registration requirements under the Securities Act.
The Selling Stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act (it being understood that the Selling Stockholders shall not be deemed to be underwriters solely as a result of their participation in this offering). Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling Stockholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.
To the extent required, the shares of our common stock to be sold, the names of the Selling Stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.
In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, to the extent applicable, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.
The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.
We have agreed to indemnify the Selling Stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.
We have agreed with the Selling Stockholders to use commercially reasonable efforts to cause the registration statement of which this prospectus constitutes a part to become effective and to remain continuously effective until the earlier of: (i) the date on which the Selling Stockholders shall have resold or otherwise disposed of all the shares covered by this prospectus and (ii) the date on which the shares covered by this prospectus no longer constitute “Registrable Securities” as such term is defined in the Registration Rights Agreement, such that they may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations and without current public information pursuant to Rule 144 under the Securities Act or any other rule of similar effect.

LEGAL MATTERS
The validity of the securities offered hereby will be passed upon for us by O’Melveny & Myers LLP.
EXPERTS
The financial statements of CapsoVision, Inc. as of and for the years ended December 31, 2024 and 2025 incorporated by reference in this prospectus, have been audited by Baker Tilly US, LLP, an independent registered public accounting firm, as set forth in their report incorporated by reference in this prospectus, in reliance upon such report and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act for the shares of common stock being offered by this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement and the exhibits. For further information about us and the common stock offered by this prospectus, you should refer to the registration statement and its exhibits. References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may read and copy any document that we file at the SEC’s public reference room located at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. SEC filings are also available to the public at the SEC’s website at www.sec.gov.
We will be subject to the reporting and information requirements of the Exchange Act and, as a result, will file periodic and current reports, proxy statements and other information with the SEC. We expect to make our periodic reports and other information filed with or furnished to the SEC, available, free of charge, through our website as soon as reasonably practicable after those reports and other information are filed with or furnished to the SEC. Additionally, these periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The documents incorporated by reference into this prospectus contain important information that you should read about us.
The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future documents (excluding information furnished pursuant to Items 2.02 and 7.01 of Form 8-K) we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering:
•Our Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 26, 2026;
•Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, filed with the SEC on August 14, 2025, and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, filed with the SEC on November 13, 2025; and
•Our Current Reports on Form 8-K (other than portions thereof furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits accompanying such reports that relate to such items) filed with the SEC on July 3, 2025, July 18, 2025, August 14, 2025, September 3, 2025, September 26, 2025, November 3, 2025, November 10, 2025, November 13, 2025, December 29, 2025, March 13, 2026, March 20, 2026, and March 26, 2026.
All documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, except as to any portion of any report or document that is not deemed filed under such provisions, (i) on or after the date of filing of the registration statement containing this prospectus and prior to the effectiveness of the registration statement and (ii) on or after the date of this prospectus until the earlier of the date on which all of the securities registered hereunder have been sold or this prospectus has been withdrawn, shall be deemed incorporated by reference in this prospectus and to be a part of this prospectus from the date of filing of those documents. The information in documents that we file in the future will update and supersede the information currently included and incorporated by reference in this prospectus. Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC pursuant to Item 2.02 or 7.01 of Form 8-K.
You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. Any statement contained in a document incorporated by reference into this prospectus or any prospectus supplement will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a later statement contained in this prospectus or in any other document incorporated by reference into this prospectus modifies or supersedes the earlier statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date of this prospectus or the date of the documents incorporated by reference in this prospectus.
Documents incorporated by reference are available from us, without charge. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone at the following address:
CapsoVision, Inc.
18805 Cox Avenue, Suite 250
Saratoga, CA 95070
(408) 624-1488.

2,867,089 Shares
Common Stock
CapsoVision, Inc.

Prospectus

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
The following table sets forth the estimated costs and expenses incurred in connection with the registration of the common stock hereunder. All amounts shown are estimates except for the SEC registration fee.

Amount
SEC registration fee	$
Printing and engraving expenses	89,000
Legal fees and expenses	250,000
Accounting fees and expenses	84,000
Transfer agent and registrar fees and expenses	5,000
Miscellaneous fees and expenses	[ ]
Total	[ ]
Item 14. Indemnification of Directors and Officers.
Pursuant to Section 145 of the DGCL, a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than a derivative action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or serving at the request of such corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
The DGCL also permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to such corporation unless the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.
To the extent a present or former director or officer is successful in the defense of such an action, suit or proceeding referenced above, or in defense of any claim, issue or matter therein, a corporation is required by the DGCL to indemnify such person for actual and reasonable expenses incurred in connection therewith. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon in the case of a current officer or director, receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined that such person is not entitled to be so indemnified.
The DGCL provides that the indemnification described above shall not be deemed exclusive of other indemnification that may be granted by a corporation pursuant to its bylaws, disinterested directors’ vote, stockholders’ vote and agreement or otherwise.
Section 102(b)(7) of the DGCL enables a corporation, in its certificate of incorporation or an amendment thereto, to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the directors’ fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. Our certificate of incorporation provides for such limitations on liability for its directors.
The DGCL also provides corporations with the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation in a similar capacity for another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability as described above. The registrant has obtained liability insurance for its directors and officers. Such insurance would be available to its directors and officers in accordance with its terms.
Our certificate of incorporation requires us to indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “covered person”) who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director, officer or member of a committee, or, while a director or officer, is or was serving at our request as a director or officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with a proceeding.
In addition, under our certificate of incorporation, in certain circumstances, we are required to pay the expenses (including attorneys’ fees) incurred by a covered person in defending a proceeding in advance of the final disposition of such proceeding; provided, however, that we are not required to advance any expenses to a person against whom we directly bring an action, suit or proceeding alleging that such person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law. Additionally, an advancement of expenses incurred by a covered person shall be made only upon delivery to us of an undertaking, by or on behalf of such covered person, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal or otherwise in accordance with Delaware law that such covered person is not entitled to be indemnified for such expenses.
In addition, we plan to enter into indemnification agreements with our directors and executive officers that provide for additional indemnification protections, which form of agreement has been filed as an exhibit to this registration statement.
Item 15. Recent Sales of Unregistered Securities.
Set forth below is information regarding shares of capital stock issued by us within the past three years. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.
Equity Plan-Related Issuances
Since January 1, 2022, the registrant has granted to its employees and non-employees options to purchase an aggregate of 127,318 shares of its common stock under its 2005 Plan, at an exercise price of $0.37 per share, in connection with services provided to the registrant by such parties.
Since January 1, 2022, the registrant has granted to its employees and non-employees options to purchase an aggregate of 1,121,168 shares of its common stock under its 2005 Plan, at an exercise price of $0.57 per share, in connection with services provided to the registrant by such parties.
Since January 1, 2022, the registrant has granted to its employees and non-employees options to purchase an aggregate of 171,171 shares of its common stock under its 2005 Plan, at an exercise price of $2.63 per share, in connection with services provided to the registrant by such parties.

Since January 1, 2022, the registrant has issued to its employees and non-employees an aggregate of 1,071,257 shares of its common stock upon the exercise of stock options and warrants under its 2005 Plan, for an aggregate cash amount of approximately $0.2 million.
The issuances of such stock options and the shares of common stock issuable upon the exercise of such options were issued pursuant to written compensatory plans or arrangements with the registrant’s employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, or pursuant to Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.
Issuance of Preferred Stock
Since January 1, 2022, the registrant has issued an aggregate of 9,946,143 shares of its Series H preferred stock to 88 accredited investors at a purchase price of $4.83 per share, for an aggregate purchase price of $48.0 million. Each issuance of preferred stock was made pursuant to Section 4(a)(2) of the Securities Act and/or Rule 506 as a transaction not involving a public offering.
Investor Loan-Related Issuance
In connection with a loan made by an existing investor to the registrant on May 28, 2025, the registrant expects to issue to the lender 7,508 shares of its common stock. Such issuance of shares of common stock is expected to be made pursuant to Section 4(a)(2) of the Securities Act and/or Rule 506 as a transaction not involving a public offering.
Private Placement
On March 16, 2026, the registrant has issued an aggregate of 2,867,089 shares of its common stock to four sophisticated/accredited investors at a purchase price of $4.883 per share, for an aggregate purchase price of $14.0 million. Such issuance of common stock was made pursuant to Section 4(a)(2) of the Securities Act and/or Rule 506 as a transaction not involving a public offering.
Item 16. Exhibits and Financial Statement Schedules.
See the Exhibit Index attached to this registration statement, which Exhibit Index is incorporated herein by reference.
Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.
Item 17. Undertakings.
The undersigned registrant hereby undertakes:
(1)To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)To include any prospectus required by section 10(a)(3) of the Securities Act;
(ii)To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
Provided, however, that Paragraphs (a)(1)(i), (ii), and (iii) of this section do not apply if the registration statement is on Form S-1, Form S-3, Form SF-3, or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in the registration statement.
(2)That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:
The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
1.For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.
2.For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit Index

Exhibit Number	Exhibit Description

3.1^	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on July 3, 2025 (File No. 001-42705)).
3.2^	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on July 3, 2025 (File No. 001-42705)).
4.1^	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Registrant’s Registration Statement (File No. 333-287148), filed on June 13, 2025).
4.2^
Amended and Restated Investors’ Rights Agreement, dated November 21, 2019, by and among CapsoVision, Inc. and the investors listed therein (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement (File No. 333-287148), filed on May 9, 2025).

4.3^	Form of Representative’s Warrant (incorporated by reference to Exhibit 4.3 to Amendment No. 3 to the Registrant’s Registration Statement (File No. 333-287148), filed on June 27, 2025).
5.1*	Opinion of O’Melveny & Myers LLP
10.01†^
Memorandum of Understanding, dated May 14, 2008, by and between Largan Precision Company, Ltd. and CapsoVision, Inc. (incorporated by reference to Exhibit 10.01 to Amendment No. 2 to the Registrant’s Registration Statement (File No. 333-287148), filed on June 13, 2025).

10.02†^
Amendment to Memorandum of Understanding, dated January 1, 2010, by and between Largan Precision Company, Ltd. and CapsoVision, Inc. (incorporated by reference to Exhibit 10.02 to Amendment No. 2 to the Registrant’s Registration Statement (File No. 333-287148), filed on June 13, 2025).

10.03†^
Memorandum of Understanding, dated October 28, 2022, by and between Largan Precision Company, Ltd. and CapsoVision, Inc. (incorporated by reference to Exhibit 10.03 to Amendment No. 2 to the Registrant’s Registration Statement (File No. 333-287148), filed on June 13, 2025).

10.04†^
Development Agreement, dated August 8, 2013, by and between Toshiba Corporation and CapsoVision, Inc. (incorporated by reference to Exhibit 10.04 to Amendment No. 2 to the Registrant’s Registration Statement (File No. 333-287148), filed on June 13, 2025).

10.05†^
Development and Manufacturing Agreement dated June 3, 2014, by and between Moai Electronics Corporation and CapsoVision, Inc., as amended on March 30, 2015 (incorporated by reference to Exhibit 10.05 to Amendment No. 2 to the Registrant’s Registration Statement (File No. 333-287148), filed on June 13, 2025).

10.06†^
Supplement to Development and Manufacturing Agreement dated February 10, 2020, by and among Moai Electronics Corporation, SpeedBridge Technology Corp. and CapsoVision, Inc. (incorporated by reference to Exhibit 10.06 to the Amendment No. 2 to the Registrant’s Registration Statement (File No. 333-287148), filed on June 13, 2025.

10.07#^	2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.07 to the Registrant’s Registration Statement (File No. 333-287148), filed on May 9, 2025).
10.08#^	Form Agreements under 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.08 to the Registrant’s Registration Statement (File No. 333-287148), filed on May 9, 2025).
10.09#^	2025 Equity Incentive Plan (incorporated by reference to Exhibit 10.09 to Amendment No. 3 to the Registrant’s Registration Statement (File No. 333-287148), filed on June 27, 2025).
10.10#^
Form of Stock Option Grant Agreement pursuant to 2025 Equity Incentive Plan (incorporated by reference to Exhibit 10.08 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-42705) filed on November 13, 2025).

10.11#^	CapsoVision, Inc Director Compensation Policy (incorporated by reference to Exhibit 10.06 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-42705) filed on November 13, 2025).
10.12#^	Form of Director Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.07 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-42705) filed on November 13, 2025).
10.13#^
Form of Indemnification Agreement for Directors and Officers (amended on December 22, 2025) (incorporated by reference to Exhibit 10.7 to the Registrant’s Annual Report on Form 10-K (File No. 001-42705) filed on March 26, 2026).

10.14#^
Consulting Agreement with Joanne C Imperial MD, dated July 23, 2025 (incorporated by reference to Exhibit 10.01 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-42705) filed on November 13, 2025).

Exhibit Number	Exhibit Description

10.15#^
Separation Agreement and Release with Kevin Lundquist, dated September 3, 2025 (incorporated by reference to Exhibit 10.02 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-42705) filed on November 13, 2025).

10.16#^
Consulting Agreement with Kevin Lundquist, dated September 3, 2025 (incorporated by reference to Exhibit 10.03 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-42705) filed on November 13, 2025).

10.17#^
Consulting Agreement with Rebecca Petersen, dated October 16, 2025 (incorporated by reference to Exhibit 10.04 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-42705) filed on November 13, 2025).

10.18#^	Offer Letter to David Garcia, dated October 6, 2025 (incorporated by reference to Exhibit 10.05 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-42705) filed on November 13, 2025).
10.19#^	Offer Letter to Douglas Atkinson (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Registrant’s Registration Statement (File No. 333-287148), filed on May 30, 2025).
10.20#^	Offer Letter to Rebecca Petersen (incorporated by reference to Exhibit 10.14 to Amendment No. 1 to the Registrant’s Registration Statement (File No. 333-287148), filed on May 30, 2025).
10.21^
Sample Purchase Agreement, dated July 15, 2025, by and between the Company and Canon, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 001-42705) filed on July 18, 2025).

10.22^
Amendment to Sample Purchase Agreement, dated March 9, 2026, by and between the Company and Canon, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-42705) filed on March 13, 2026).

10.23^	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-42705) filed on March 20, 2026).
10.24^	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 001-42705) filed on March 20, 2026).
23.1	Consent of Baker Tilly US, LLP, independent registered public accounting firm.
23.2*	Consent of O’Melveny & Myers LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (reference is made to the signature page to the Registration Statement).
107*	Filing Fee Table.
__________________
*To be filed by amendment.
^       Previously filed.
#       Indicates management contract or compensatory plan.
†Portions of the exhibit, marked by brackets, have been omitted because the omitted information is (i) not material and (ii) the type of information that the registrant customarily and actually treats as private or confidential.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Saratoga, California, on                      , 2026.

CAPSOVISION, INC.

By:
Kang-Huai (Johnny) Wang
President and Chief Executive Officer

POWER OF ATTORNEY
Each person whose signature appears below hereby appoints Kang-Huai (Johnny) Wang as his or her true and lawful attorney-in-fact, with full power of substitution, and with the authority to execute in the name of each such person, any and all amendments (including without limitation, post-effective amendments) to this registration statement on Form S-1, to sign any and all additional registration statements relating to the same offering of securities as this registration statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file such registration statements with the Securities and Exchange Commission, together with any exhibits thereto and other documents therewith, necessary or advisable to enable the registrant to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, which amendments may make such other changes in the registration statement as the aforesaid attorney-in-fact executing the same deems appropriate.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

	Director, President and Chief Executive Officer (Principal Executive Officer)	, 2026
Kang-Huai (Johnny) Wang

	Senior VP of Finance (Principal Financial Officer and Principal Accounting Officer)	, 2026
David Garcia

	Chairman of the Board of Directors	, 2026
Chen Lung Tsai

	Director	, 2026
Hui Ying (Patty) Kuo

	Director	, 2026
Julia Gouw

	Director	, 2026
Michele Harari

	Director	, 2026
Joanne Imperial, M.D.

	Director	, 2026
Wen-Herng (Henry) King